UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 3
DSW INC.
(Name of Issuer)
Class A Common Shares, without par value
(Title of Class of Securities)
23334L102
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
4300 E. Fifth Avenue
Columbus, Ohio 43219
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 26, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240-13d-1(e), (f) or (g), check the following box ☐

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1	NAMES OF REPORTING PERSONS: Jay L. Schottenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		566,065

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,134,480

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		566,065

WITH:	10	SHARED DISPOSITIVE POWER:

		13,134,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,700,545

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	34.6%

14	TYPE OF REPORTING PERSON:

	IN

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ITEM 1. Security and Issuer
     This Amendment No. 3 to Schedule 13D is filed with respect to the Class A Common Shares, without par value (the “Class A Common Shares”), but also relates to the Class B Common Shares without par value (the “Class B Common Shares”), of DSW Inc. that may be converted on a one-for-one basis into Class A Common Shares at any time. DSW Inc. is an Ohio corporation (the “Company” or “DSW”), whose principal executive offices are located at 810 DSW Drive, Columbus, Ohio 43219.
ITEM 2. Identity and Background
(a)	Jay L. Schottenstein (“Mr. Schottenstein”)

(b)	4300 E. Fifth Ave., Columbus, Ohio 43219

(c)	Mr. Schottenstein’s principal occupation is Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation, 4300 E. Fifth Ave., Columbus, Ohio 43219.

(d)	During the last five years Mr. Schottenstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years Mr. Schottenstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schottenstein is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration
     See Item 4.
ITEM 4. Purpose of Transaction
     On February 8, 2011, DSW, DSW MS LLC, an Ohio limited liability company and a wholly owned subsidiary of DSW (“Merger LLC”), and Retail Ventures, Inc., an Ohio corporation (“Retail Ventures”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Retail Ventures merged with and into Merger LLC, effective May 26, 2011, with Merger LLC continuing after the merger as the surviving entity and a wholly owned subsidiary of DSW (the “Merger”). Upon the closing of the Merger, each outstanding Retail Ventures common share was converted into the right to receive 0.435 DSW Class A

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Common Shares, unless the holder properly and timely elected to receive a like amount of DSW Class B Common Shares in lieu of DSW Class A Common Shares.
     Mr. Schottenstein evaluates each of his investments, including the Company and the Class A Common Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation Mr. Schottenstein may, from time to time, acquire additional Class A Common Shares, continue to own Class A Common Shares or dispose of Class A Common Shares at any time, in the open market or otherwise, and may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Mr. Schottenstein reserves the right, based on all relevant factors and circumstances, to change his investment intent with respect to the Company and the Class A Common Shares at any time in the future, and to change his intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to his future course of action, Mr. Schottenstein will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to Mr. Schottenstein, any contractual obligations to which Mr. Schottenstein is now or may in the future become subject, including in respect of the financing of his ownership of the Class A Common Shares or otherwise relating to his investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares and other investment alternatives. From time to time Mr. Schottenstein may enter into discussions with the Company and/or third parties, concerning his holdings of the Class A Common Shares and possible future extraordinary transactions involving Mr. Schottenstein and the Company and such third persons. There can be no assurance as to whether Mr. Schottenstein will take any action with respect to his ownership of the Class A Common Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Class A Common Shares or the Company, nor as to the outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or Mr. Schottenstein, the terms of any transaction, or the timing or certainty of any transaction.
ITEM 5. Interest in Securities of the Issuer
(a)	Mr. Schottenstein may be deemed the beneficial owner of 13,700,545 Class A Common Shares in the aggregate, representing 34.6% of the outstanding Class A Common Shares. The number consists of:
(i)	350,100 Class A Common Shares held by various family trusts for which Mr. Schottenstein serves as trustee and is therefore deemed to beneficially own such shares;

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(ii)	1,292,900 Class A Common Shares beneficially owned by SEI, Inc.;

(iii)	144,060 Class A Common Shares that Mr. Schottenstein has a right to purchase within 60 days of May 26, 2011; and

(iv)	13,050 Class A Common Shares held by the Jerome Schottenstein Fund A Revocable Trust of which Mr. Schottenstein acts as co-trustee and has shared power to vote and dispose.
Included in the aggregate number of Class A Common Shares that Mr. Schottenstein beneficially owns are the following Class B Common Shares that may be converted into Class A Common Shares on a one-for-one basis at any time:
(v)	548,100 Class B Common Shares held by Schottenstein Stores Corporation;

(vi)	71,905 Class B Common Shares held by Mr. Schottenstein, directly;

(vii)	2,697,565 Class B Common Shares held by SEI, Inc.;

(viii)	7,806,843 Class B Common Shares held by Schottenstein RVI, LLC;

(ix)	753,185 Class B Common Shares beneficially owned by Schottenstein RVI, LLC which are issuable upon the exercise of warrants under the New Term Warrants (as defined below); and

(x)	22,837 Class B Common Shares held by Glosser Brothers Acquisition, Inc. Mr. Schottenstein serves as Chairman and President and Mr. Schottenstein expressly disclaims beneficial ownership of these shares.
(b)	Mr. Schottenstein has sole power to vote and dispose of 494,160 Class A Common Shares and 71,905 Class B Common Shares. Mr. Schottenstein shares the power to vote and dispose of 1,305,950 Class A Common Shares and 11,828,530 Class B Common Shares as follows:

Mr. Schottenstein is a director, Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation and has shared power to vote and dispose of 548,100 Class B Common Shares beneficially owned by Schottenstein Stores Corporation.

Mr. Schottenstein is a director and Chairman of SEI, Inc., (58.9% of whose common stock is owned by trusts of which Mr. Schottenstein is a Trustee or Trust Advisor) and shares the power to vote and dispose of 1,292,900 Class A Common Shares and 2,697,565 Class B Common Shares beneficially owned by SEI, Inc.

Mr. Schottenstein is the manager of Schottenstein RVI, LLC and has shared power to vote and dispose of 7,806,843 Class B Common Shares beneficially owned by Schottenstein RVI, LLC and 753,185 Class B Common Shares that

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Schottenstein RVI, LLC has the right to acquire pursuant to the terms of the New Term Warrants (as defined below).

Mr. Schottenstein acts as co-trustee of the Jerome Schottenstein Fund A Revocable Trust and has shared power to vote and dispose of 13,050 Class A Common Shares beneficially owned by the Jerome Schottenstein Fund A Revocable Trust.

Mr. Schottenstein, as Chairman of the Board, President, and a director of Glosser Brothers Acquisition, Inc., shares the power to vote 22,837 Class B Common Shares owned by Glosser Brothers Acquisition, Inc. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

(c)	Transactions effected during the past 60 days:

As a result of the transaction described in Item 4 herein, on May 26, 2011, Mr. Schottenstein acquired the following Class A Common Shares of the Company in exchange for shares held in Retail Ventures:

Held By	Class A Common Shares
Jerome Schottenstein Fund A Revocable Trust	13,050
As a result of the transaction described in Item 4 herein, on May 26, 2011, Mr. Schottenstein acquired the following Class B Common Shares of the Company in exchange for shares held in Retail Ventures:

Held By	Class B Common Shares
Mr. Schottenstein, directly	71,905
Schottenstein Stores Corporation	548,100
SEI, Inc.	2,697,565
Schottenstein RVI, LLC	7,806,843
Schottenstein RVI, LLC (Warrant)	753,185
Glosser Brothers Acquisition, Inc.	22,837
The Class B Common Shares of the Company are convertible into Class A Common Shares of the Company on a one-for-one basis at any time.
(d)	Another’s right to receive dividends: N/A

(e)	Date ceased to be a 5% owner: N/A

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ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Term Loans and Term Warrants
     On June 11, 2002, Schottenstein Stores Corporation and Cerberus Partners, L.P., a Delaware limited partnership (“Cerberus”), entered into a financing agreement and agreed to a form of warrant pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to Retail Ventures two term loans (the “Term Loans”) each in the aggregate principal amount of $50,000,000 and (ii) Cerberus, Retail Ventures and Schottenstein Stores Corporation agreed to a form of warrant (the “Term Warrants”) that were issued to each of Schottenstein Stores Corporation and Cerberus in connection with the extension of credit described in clause (i) above. The Term Loans were repaid in full on July 5, 2005.
     On July 5, 2005, the Term Warrants were amended and restated to entitle Schottenstein Stores Corporation and Cerberus, respectively, to acquire directly from Retail Ventures 1,388,752 shares of Retail Ventures stock for $4.50 per share (subject to adjustment for anti-dilution) or 328,915 Class A Common Shares for $19 per share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof (the “New Term Warrants”). The expiration date of the New Term Warrants is June 11, 2012.
     As described above, on May 30, 2008, Schottenstein Stores Corporation contributed its New Term Warrants to Schottenstein RVI, LLC (the “New Term Warrants Transfer”). Subsequent to the transfer, Cerberus exercised warrants that triggered the anti-dilution provisions of the New Term Warrants entitling Schottenstein RVI, LLC to acquire an additional 342,708 shares of Retail Ventures stock. Therefore, Schottenstein RVI, LLC has the right to acquire 1,731,460 shares of Retail Ventures stock pursuant to the New Term Warrants.
     The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7.
     Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Jay L. Schottenstein and any person or entity.
ITEM 7. Material to Be Filed as Exhibits
     The following exhibits are incorporated by reference and deemed filed with this schedule:
1.	Form of Conversion Warrant filed as Exhibit 4.1 to Retail Ventures’ Current Report on Form 8-K filed by Retail Ventures on July 11, 2005.

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2.	Second Amended and Restated Registration Rights Agreement filed as Exhibit 4.3 to the Retail Ventures’ Current Report on Form 8-K filed by Retail Ventures on July 11, 2005.

3.	Amended Common Stock Warrants filed as Exhibits 4.1, 4.2 and 4.3 to Retail Ventures Current Report on Form 8-K filed by Retail Ventures on October 19, 2005.

4.	Amended and Restated Senior Loan Agreement, dated as of August 16, 2006, among Value City Department Stores LLC, as borrower, and Schottenstein Stores Corporation, as lender. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on August 22, 2006.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 1, 2011	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein